EXHIBIT 99.1

Antalpha Platform Holding Company Announces Results of the Extraordinary General Meeting Held on July 21, 2025

SINGAPORE, July 21, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holdings Company (“Antalpha” or the “Company”) (Nasdaq: ANTA), a leading fintech platform serving the Bitcoin mining ecosystem, today announced the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) held today.

19,318,273 ordinary shares of the Company entitled to vote at the EGM were present at the EGM in person or by proxy. These shares represented approximately 81.6% of the Company’s total ordinary shares outstanding as of the record date on June 20, 2025.

At the EGM, the shareholders of the Company approved the following proposals:

  by an ordinary resolution that the authorized share capital of the Company be increased from “US$50,000 divided into 50,000,000 Ordinary Shares of a par value of US$0.001 each” to “US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each” by the creation of an additional 12,500,000 Ordinary Shares of a par value of US$0.001 each to rank pari passu in all respects with the existing shares (the “Authorized Share Capital Increase Proposal”).
  by a special resolution that (a) 59,375,000 authorized Ordinary Shares (including the 23,677,500 issued Ordinary Shares) of a par value of US$0.001 each in the capital of the Company be re-designated as Class A Ordinary Shares, and (b) 3,125,000 authorized but unissued Ordinary Shares of a par value of US$0.001 each in the capital of the Company be re-designated as Class B Ordinary Shares (the “Share Re-designation”), such that immediately following the Share Re-designation, the authorized share capital of the Company will be US$62,500 divided into 62,500,000 Ordinary Shares of a par value of US$0.001 each, comprising of (i) 59,375,000 Class A Ordinary Shares (including 23,677,500 issued Class A Ordinary Shares) of a par value of US$0.001 each, and (ii) 3,125,000 Class B Ordinary Shares of a par value of US$0.001 each (the “Share Re-designation Proposal”).
  by a special resolution that the Company’s Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the EGM notice as Exhibit A (the “Amended M&AA”) for the purposes of varying the Company’s authorized share capital, so that the authorized share capital of the Company will be US$62,500 divided into 62,500,000 shares comprising of (i) 59,375,000 Class A Ordinary Shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), and (ii) 3,125,000 Class B Ordinary Shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), with the rights attaching to such shares as set out in the Amended M&AA, including that each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Share under any circumstances, and each Class B Ordinary Share is entitled to twenty (20) votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof (the “Dual-class Share Structure Proposal”).
  by an ordinary resolution that the Chairperson of the board of directors and Chief Executive Officer of the Company be granted one or more awards under the Company’s 2024 Share Incentive Plan (as may be amended from time to time), in the form of options, restricted share units or other types, to acquire an aggregate of up to 1,500,000 Class B Ordinary Shares, of which the first 750,000 Class B Ordinary Shares shall vest only upon the Company achieving a market capitalization of at least US$1 billion, and the remaining 750,000 Class B Ordinary Shares shall vest only upon the Company achieving a market capitalization of at least US$2 billion, as an incentive for his continued service and to align his interests with those of the Company and its shareholders (the “CEO and Chairperson Grant Proposal”).
  by an ordinary resolution that the Company shall adopt the treasury management plan in the form as attached hereto as Exhibit B for the purposes of improving the treasury management of the Company, and the Company and its board of directors be authorized to take all actions as may be necessary for the purposes of carrying out such treasury management plan, including issuing ordinary shares or other securities to raise funds to acquire digital gold, or acquiring digital gold through its subsidiaries and/or investees, which may include publicly listed companies, from time to time for purposes of carrying out such treasury management plan (the “Treasury Management Plan Proposal”).

Each of the above proposals was duly passed. The voting results were as follows:

	VOTES FOR	VOTES AGAINST	VOTES ABSTAINED
Authorized Share Capital Increase Proposal	19,299,949	17,324	1,000
Share Re-designation Proposal	19,279,022	38,051	1,200
Dual-class Share Structure Proposal	19,279,022	38,051	1,200
CEO and Chairperson Grant Proposal	19,296,106	22,041	126
Treasury Management Plan Proposal	19,290,443	26,830	1,000

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations: ir@antalpha.com